FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Financial parameters in real terms	4

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

On February 28th, 2003, the Company made a presentation of its 2002 results, primarily intended for investors and analysts. In the information to be given in the presentation, special emphasis will be placed on the data regarding the evolution of the key financial parameters in real terms; i.e., stripping out the effect of currency fluctuations and changes in the scope of consolidation. Those parameters are as shown below:

AT THE GROUP LEVEL

  Change in Revenues: Between +5 / 8%

  Change in EBITDA: Between +6 / 9%

  Change in EBIT: Between +18 / 21%

  Change in CAPEX: Between 0 / +3%

  Change in Cash Flow (EBITDA - Capex): Between +9 / 12%

AT THE TELEFÓNICA DE ESPAÑA GROUP LEVEL

  Change in Revenues: Between -3 / +0%

  Change in EBITDA: Between -4 / -1%

  Change in CAPEX: Between -15 / -20%

AT THE TELEFÓNICA LATAM GROUP LEVEL

  Change in Revenues: Between +6 / 9%

  Change in EBITDA: Between +4 / 7%

  Change in CAPEX: Between -2 / +1%

The Company will make the complete presentation publicly available on its website (www.telefonica.es / www.telefonica.com).

Madrid, 28 February 2003

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business. market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties. and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation. including without limitation. changes in Telefonica' s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company's Annual Report on Form 20-F as well as periodic filings made on Form 6-K. which are on file with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 3rd, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors